FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2005
Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS

Item

1.	Quarterly audited financial results along with the Press Release dated January 17, 2005.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date: January 17, 2005	By:	/s/ Nilesh Trivedi

Name: Title:	Nilesh Trivedi Assistant Company Secretary

Item 1

ICICI Bank Limited
Registered Office: Landmark, Race Course Circle, Vadodara - 390 007.
Corporate Office : ICICI Bank Towers, Bandra-Kurla Complex, Bandra (East), Mumbai 400 051.
Web site: http://www.icicibank.com

AUDITED FINANCIAL RESULTS
(Rs. in crore)
Sr. No.	Particulars	Quarter ended		Nine month period ended		Year ended March 31, 2004
		December 31, 2004	December 31, 2003	December 31, 2004	December 31, 2003
1.	Interest earned (a) + (b) + (c) + (d)	2,378.36	2,219.91	6,804.66	6,725.32	9,002.39
	a) Interest/discount on advances/bills	1,709.91	1,466.40	4,867.73	4,513.13	6,073.85
	b) Income on investments	589.42	651.90	1,637.10	1,972.04	2,540.09
	c) Interest on balances with Reserve Bank of India and other interbank funds	46.70	36.29	166.15	121.96	210.64
	d) Others	32.33	65.32	133.68	118.19	177.81
2.	Other income	890.73	813.03	2,383.84	2,319.05	3,064.92
	A) TOTAL INCOME (1) + (2)	3,269.09	3,032.94	9,188.50	9,044.37	12,067.31
3.	Interest expended	1,645.21	1,706.67	4,755.75	5,285.20	7,015.25
4.	Operating expenses (e) + (f) + (g)	852.66	645.35	2,353.92	1,880.62	2,571.23
	e) Payments to and provisions for employees	184.62	144.64	531.50	388.89	546.06
	f) Direct marketing agency expenses	138.00	72.90	334.71	200.30	293.70
	g) Other operating expenses	530.04	427.81	1,487.71	1,291.43	1,731.47
	B) TOTAL EXPENDITURE (3) + (4) (excluding provisions and contingencies)	2,497.87	2,352.02	7,109.67	7,165.82	9,586.48
5.	OPERATING PROFIT (A-B) (Profit before provisions and contingencies)	771.22	680.92	2,078.83	1,878.55	2,480.83
6.	Other provisions and contingencies	108.23	165.22	348.77	529.31	578.62
7.	Provision for taxes
	a) Current period tax	(50.56)	96.47	216.41	215.31	271.99
	b) Deferred tax adjustment	195.87	(20.87)	123.15	(47.77)	(6.88)
8.	Net profit (5-6-7)	517.68	440.10	1,390.50	1,181.70	1,637.10
9.	Paid-up equity share capital (face value Rs. 10/-)	735.89	615.28	735.89	615.28	616.40
10.	Reserves excluding revaluation reserves	11,899.26	7,534.74	11,899.26	7,534.74	7,394.16
11.	Analytical ratios
	(i) Percentage of shares held by Government of India	–	–	–	–	–
	(ii) Capital adequacy ratio	13.50%	11.32%	13.50%	11.32%	10.36%
	(iii) Earnings per share for the period (not annualised for quarter/ period) (in Rs.) (basic)	7.04	7.16	19.18	19.26	26.66
	(iv) Earnings per share for the period (not annualised for quarter/period) (in Rs.) (diluted)	6.99	7.10	19.03	19.10	26.44
12.	Aggregate of non-promoter shareholding
	• No. of shares	73,59,28,149	61,52,27,617	73,59,28,149	61,52,27,617	61,63,91,905
	• Percentage of shareholding	100	100	100	100	100
13.	Deposits	81,928.28	60,871.84	81,928.28	60,871.84	68,108.58
14.	Advances	76,092.46	57,812.11	76,092.46	57,812.11	62,095.52
15.	Total assets	1,46,214.18	1,16,857.21	1,46,214.18	1,16,857.21	1,25,228.87
Notes
1.	The financials have been prepared in accordance with Accounting Standard (“AS”) 25 on “Interim Financial Reporting”.
2.	During the quarter ended December 31, 2004, the Bank allotted 11,99,470 equity shares pursuant to exercise of employee stock options.
3.	The Bank enters into rupee derivative transactions as part of its trading operations. Given the growing derivatives market and the Bank’s increasing volumes in this activity, effective April 1, 2004, the Bank recognises the mark-to-market impact of this portfolio (net of provisions) in its profit and loss account. This had a positive impact of Rs. 7.14 crore on the profit after tax for the quarter ended December 31, 2004 (Rs. 40.36 crore for the nine months ended December 31, 2004)
4.	During the quarter ended December 31, 2004, the Bank transferred Statutory Liquidity Ratio (SLR) investments amounting to Rs. 21,348.94 crore from the Available For Sale (AFS) category to the Held To Maturity (HTM) category pursuant to Reserve Bank of India’s circular DBOD. No. BP.BC.37/21.04.141/2004 -05 dated September 2, 2004. As required by the above circular, a provision of Rs. 182.82 crore being the difference between the book value of each investment and the lower of its acquisition cost and market value has been made in the accounts.
5.	Status of equity investors’ complaints/ grievances for the quarter ended December 31, 2004

Opening balance	Additions	Disposals	Closing balance *
7	1114	1108	13
*Of these, 9 have since been resolved.
The above figures include complaints/ grievances relating to the Public issue in April 2004.

5.	Previous period figures have been regrouped / reclassified where necessary to conform to current period classification.

The above financial results have been taken on record by the Board of Directors at its meeting held on January 16-17, 2005.

Place : Mumbai	Kalpana Morparia
Date : January 17, 2005	Deputy Managing Director

SEGMENTAL INFORMATION OF ICICI BANK LIMITED FOR THE PERIOD ENDED DECEMBER 31, 2004

(Rs. in crore)
Sr. No.	Particulars	Quarter ended		Nine month period ended		Year ended March 31, 2004
		December 31, 2004	December 31, 2003	December 31, 2004	December 31, 2003
1.	Segment revenue
a	Consumer and commercial banking	2,591.24	2,373.70	7,686.13	7140.63	9,581.93
b	Investment banking	807.32	954.54	2,139.85	2,777.76	3,590.28
	Total	3,398.56	3,328.24	9,825.98	9,918.39	13,172.21
	Less: Inter segment revenue	(129.47)	(295.30)	(637.48)	(874.02)	(1,104.90)
	Income from Operations	3,269.09	3,032.94	9,188.50	9,044.37	12,067.31
2.	Segmental results (i.e. Profit before tax & provision)
a	Consumer and commercial banking	387.37	297.57	1,411.35	944.47	1,298.42
b	Investment banking	393.45	392.69	696.28	950.08	1,208.01
	Total	780.82	690.26	2,107.63	1,894.55	2,506.43
3.	Provisions
a	Consumer and commercial banking	(118.35)	156.56	124.17	525.61	554.28
b	Investment banking	226.58	8.66	224.60	3.70	24.34
	Total	108.23	165.22	348.77	529.31	578.62
4.	Segment results (i.e. Profit before tax)
a	Consumer and commercial banking	505.72	141.01	1,287.18	418.86	744.14
b	Investment banking	166.87	384.03	471.68	946.38	1,183.67
	Total profit before tax	672.59	525.04	1,758.86	1,365.24	1,927.81
	Unallocated	9.60	9.34	28.80	16.00	25.60
	Tax	145.31	75.60	339.56	167.54	265.11
	Profit after tax	517.68	440.10	1,390.50	1,181.70	1,637.10
5.	Capital employed (i.e. segment assets – segment liabilities excluding inter-segmental funds lent and borrowed)
a	Consumer and commercial banking	(19,996.15)	(18,026.81)	(19,996.15)	(18,026.81)	(20,698.00)
b	Investment banking	30,277.52	24,266.27	30,277.52	24,266.27	26,455.04
	Total	10,281.37	6,239.46	10,281.37	6,239.46	5,757.04

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	January 17, 2005

Performance Review – Quarter ended December 31, 2004: 28% year-on-year growth in profit before tax

The Board of Directors of ICICI Bank Limited (NYSE: IBN) at its meeting at Mumbai on January 16-17, 2005, approved the audited Indian GAAP accounts of the Bank for the quarter ended December 31, 2004 (Q3-2005).

Highlights

  Net interest income increased 43% to Rs. 733 crore (US$ 169 million) for Q3-2005 from Rs. 513 crore (US$ 118 million) for the quarter ended December 31, 2003 (Q3-2004).

  Fee income increased 83% to Rs. 558 crore (US$ 128 million) for Q3- 2005 from Rs. 305 crore (US$ 70 million) for Q3-2004.

  Profit before tax increased 28% to Rs. 663 crore (US$ 153 million) for Q3-2005 from Rs. 516 crore (US$ 119 million) for Q3-2004.

  Profit after tax increased 18% to Rs. 518 crore (US$ 119 million) for Q3- 2005 from Rs. 440 crore (US$ 101 million) for Q3-2004.

  Profit after tax increased 18% to Rs. 1,391 crore (US$ 320 million) for nine-month period ended December 31, 2004 (Apr-Dec 2004) from Rs. 1,182 crore (US$ 272 million) for nine-month period ended December 31, 2003 (Apr-Dec 2003).

  Retail assets increased 63% to Rs. 46,194 crore (US$ 10.6 billion) at December 31, 2004 from Rs. 28,265 crore (US$ 6.5 billion) at December 31, 2003.

Operating review

Credit growth

The Bank’s total advances increased 32% to Rs. 76,092 crore (US$ 17.5 billion) at December 31, 2004 compared to Rs. 57,812 crore (US$ 13.3 billion) at December 31, 2003. The Bank maintained its growth momentum in the retail segment. The Bank’s home loan disbursements during Apr-Dec 2004 were Rs. 13,147 crore (US$ 3.0 billion).

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

The Bank strengthened its leadership in the credit card business and had a credit card base of over 3 million cards at December 31, 2004. Retail assets constituted 61% of advances and 54% of customer assets at December 31, 2004. While retail loans have been a major driver of banking sector credit growth, there are indications of a pickup in industrial credit as well. The Bank is focusing on credit origination in both the corporate and retail segments and on growth in non-fund based products. While seeking to fully leverage its origination skills, the Bank also focuses on syndication and securitisation.

Funding

Total deposits increased 35% to Rs. 81,928 crore (US$ 18.8 billion) at December 31, 2004 from Rs. 60,872 crore (US$ 14.0 billion) at December 31, 2003. During Apr-Dec 2004, the Bank repaid about Rs. 5,000 crore (US$ 1.1 billion) of erstwhile ICICI’s liabilities as they fell due in accordance with their terms of repayment. At December 31, 2004, erstwhile ICICI’s liabilities constituted 18% of the Bank’s funding compared to 31% at December 31, 2003.

International operations

ICICI Bank continued to build on its existing presence in various geographies as well as enter new markets. The Bank opened a representative office in Bangladesh in August 2004 and an offshore branch in Bahrain in October 2004, and has received regulatory approval for establishing a representative office in South Africa. The Board of Directors has approved the establishment of representative offices in Indonesia, Malaysia, Thailand and Kenya, subject to approval from Reserve Bank of India (RBI) and regulators in the respective countries. The Bank’s international presence combined with its domestic balance sheet enables it to offer a wider range of credit and trade finance solutions to Indian companies. In addition to providing credit and trade finance solutions to Indian companies, the Bank is expanding its international retail franchise. Total inward remittances by non-resident Indians (NRIs) through the Bank for Apr-Dec 2004 were about Rs. 9,300 crore (US$ 2.1 billion).

Network

The Bank had 505 branches and extension counters at December 31, 2004 as compared to 470 branches and extension counters at September 30, 2004. As part of its strategy to expand its reach in rural India, the Bank has a network of over 1,500 internet kiosks as franchisees for distribution of its financial products.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Capital adequacy

The Bank’s capital adequacy at December 31, 2004 was 13.5% (including Tier-1 capital adequacy of 8.6%), well above RBI’s requirement of total capital adequacy of 9.0% .

Asset quality

The Bank’s net restructured assets at December 31, 2004 were Rs. 6,792 crore (US$ 1.6 billion), down from Rs. 7,410 crore (US$ 1.7 billion) at December 31, 2003. At December 31, 2004, the Bank’s net non-performing assets constituted 2.3% of customer assets against 4.7% at December 31, 2003.

Group companies

ICICI Lombard General Insurance Company (ICICI Lombard) maintained its leadership position among private sector general insurance companies. ICICI Lombard achieved a profit after tax of Rs. 30 crore (US$ 7 million) in Apr-Dec 2004, compared to profit after tax of Rs. 16 crore (US$ 4 million) in Apr-Dec 2003.

ICICI Prudential Life Insurance Company (ICICI Prudential Life) continued to maintain its market leadership among private sector life insurance companies. Life insurance companies worldwide require five to seven years to achieve breakeven, in view of business set-up and customer acquisition costs in the initial years as well as reserving for actuarial liability. While the growing operations of ICICI Prudential Life had a negative impact of Rs. 138 crore (US$ 32 million) on the Bank’s consolidated profit after tax in Apr-Dec 2004 on account of the above reasons, the company’s unaudited New Business Achieved Profit (NBAP) for Apr-Dec 2004 was Rs. 184 crore (US$ 42 million) compared to a full year unaudited NBAP of Rs. 204 crore (US$ 47 million) for FY2004. NBAP represents the present discounted value of future profit streams from new policies written by the company during the year, calculated on the basis of certain assumptions as to mortality and other parameters. Internationally, life insurance companies in the growth phase are valued as a multiple of their NBAP.

The Bank’s consolidated profit after tax for Apr-Dec 2004 was Rs. 1,248 crore (US$ 287 million).

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary Profit and Loss Statement
Rs. crore
	Q3-2004	Q3-2005	Growth over Q3-2004	Apr-Dec 2003	Apr-Dec 2004	FY2004
NII	513	733	43%	1,440	2,049	1,987
Non-interest income (excl. treasury)	432	691	60%	1,217	1,967	1,751
- Fee income	305	558	83%	801	1,513	1,175
- Lease income	95	87	(8%)	320	296	422
- Others	32	46	44%	96	158	154
Treasury income	381	199	(48%)	1,102	415	1,314
Less:
Operating expense	510	644	26%	1.469	1,795	1,999
Other DMA expense	73	138	89%	200	334	293
Lease depreciation	62	71	14%	211	224	279
Provisions	165	108	(35%)	529	349	579
Profit before tax	516	663	28%	1,350	1,729	1,902
Less: Tax	76	145	91%	168	339	265
Profit after tax	440	518	18%	1,182	1,391	1,637

The information contained in this release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States unless they are registered under applicable law or exempt from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus and will contain detailed information about ICICI Bank Limited and its management, as well as financial statements. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted. ICICI Bank Limited intends to register for sale in the United States an offering of its securities. Except for the historical information contained herein, statements in this Release which contain words or phrases such as 'will', 'would', ‘indicating’, ‘expected to’ etc., and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to our ability to successfully implement our strategy, future levels of non-performing loans, our growth and expansion in business, the adequacy of our allowance for credit losses, technological implementation and changes, the actual growth in demand for banking products and services, investment income, cash flow projections, our exposure to market risks as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

For further press queries please call Madhvendra Das at 91-22-2653 8208 or e-mail: madhvendra.das@icicibank.com. For investor queries please call Rakesh Jha at 91-22-2653 6157 or Anindya Banerjee at 91-22-2653 7131 or email at ir@icicibank.com.

1 crore = 10.0 million
US$ amounts represent convenience translations at US$1= Rs.43.46.